UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-6F/A

AMENDMENT NO. 2 TO
NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55 THROUGH 65
OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned company (the “Company”) previously notified the Securities and Exchange Commission on Form N-6F filed on June 8, 2011 and amended on September 1, 2011, that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”) and in connection with such notice submitted the following information:

Name:	COR Business Development Company LLC
Address of Principal Office:	233 Wilshire Boulevard, Suite 830 Santa Monica, CA 90401
Telephone Number:	(310) 526-8400
Name and address for agent for service of process:	The Corporation Trust Company Corporation Trust Center 1209 Orange Street Wilmington, Delaware 19801
This Amendment No. 2 to the Company’s Form N-6F filed on June 8, 2011 is necessary because of delays in the completion of the Company’s registration statement, which delays were unforeseen at the time of the original filing.

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of the date of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

     Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the City of Santa Monica and the State of California on the 29th day of November, 2011.

COR Business Development Company LLC

By:	/s/ Steven A. Sugarman
Name: Steven A. Sugarman
Title: Chief Executive Officer

Attest:	/s/ Carlos P. Salas
Name: Carlos P. Salas
Title: Authorized Person